Drinker Biddle & Reath LLP

191 North Wacker Drive

Suite 3700

Chicago, IL 60606-1698

312-569-1000

Fax: 312-569-3000

www.drinkerbiddle.com

September 25, 2012

Via Edgar Transmission

Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Northern Funds (the “Trust”)

Form N-14

File No. 333-183447

Dear Ms. Hatch:

The following summarizes and responds to the comments of the staff (“Staff”) of the Securities and Exchange Commission on the Form N-14 filed by the Trust on August 21, 2012 pursuant to Rule 488 of the Securities Act of 1933, as amended.

1. General Comment: Please provide supplementally an explanation for why shareholders are not being asked to vote on these reorganizations.

Response: Please see Appendix A to this letter.

QUESTIONS AND ANSWERS

2. Comment: In the section “Questions & Answers – Will the Expenses of the Acquired Funds Change as a Result of the Reorganization?” please make more prominent that expenses will increase after the reorganization.

Response: The Trust will revise the paragraph following the charts of gross and net expenses as follows:

Following the reorganization, the estimated pro forma gross operating expenses for each of the Acquiring Funds, except the NF Large Cap Equity Fund and the NF Small Cap Index Fund, are expected to be higher than its corresponding Acquired Fund because of increased transfer agency and administration fees. The estimated pro forma gross operating expenses for each of the NF Large Cap

Equity Fund and the NF Small Cap Index Fund are expected to be below those of its corresponding Acquired Fund. The estimated pro forma net operating expenses (i.e., after contractual waivers and/or expense reimbursements) for each of the Acquiring Funds, except the NF Large Cap Growth Fund and NF International Equity Fund, are expected to be higher than those of its corresponding Acquired Fund. The estimated pro forma net operating expenses for each of the NF Large Cap Growth Fund and NF International Equity Fund are expected to be the same as that of its corresponding Acquired Fund.

3. Comment: In the section “Questions & Answers – Who Will Pay for the Reorganization?” Please indicate that the Acquired Funds will bear transaction costs if portfolio securities are sold in connection with the reorganization.

Response: The Trust will add the following disclosure:

However, the Acquired Funds may incur brokerage fees and other transaction costs associated with the disposition and/or purchase of securities in contemplation of or as a result of the reorganization, which NTI will not bear.

COMBINED PROSPECTUS/INFORMATION STATEMENT

4. Comment: Please confirm that the notes to financial statements included in Northern Institutional Funds’ November 30, 2011 Annual Reports are incorporated by reference.

Response: The Trust so confirms.

5. Comment: In the section “Comparative Fees and Expenses” (pp. 23-34) , in order to include fees and expenses net of expense reimbursements in the tables of Acquiring Fund fees and expense and the Pro Forma Combined Fund fees and expenses, the contractual expense reimbursements must be in effect for at least one year following the effective date of the Prospectus/Information Statement.

Response: The Trust will revise the disclosure to state that the contractual expense reimbursements may not be terminated before September 20, 2013 without the approval of the Trust’s Board of Trustees.

6. Comment: In the “Expense Examples” section (p. 35), please correct the Pro Forma Combined Fund expense example numbers for the 3-, 5- and 10- year periods for the reorganization of the NIF Bond Portfolio into NF Fixed Income Fund.

Response: The Trust will correct the Pro Forma Combined Fund fees and expenses of the NF Fixed Income Fund shown on page 23 so that they correspond to the Pro Forma Combined Fund expense example numbers on page 35.

7. Comment: In the “Expense Examples” section (p. 36), please correct the Pro Forma Combined Fund expense example numbers for the 3-, 5- and 10- year periods for the reorganization of the NIF Small Company Index into the NF Small Cap Index Fund.

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Response: The Trust will correct the Pro Forma Combined Fund fees and expenses of the Small Cap Index Fund on page 34 so that they correspond to the Pro Forma Combined Fund expense example numbers on page 36.

8. Comment: Please explain why service organization fees are not included in the fee tables for the Acquiring Funds.

Response: The amounts paid by each Acquiring Fund for shareholder servicing in its last fiscal year are included in amounts shown for “Other Operating Expenses.”

9. Comment: In the section “Capitalization” (p. 73) please insert a line after each reorganization.

Response: The Trust will make the requested change.

STATEMENT OF ADDITIONAL INFORMATION

10. Comment: In the section “Pro Forma Narratives for the Period Ended March 31, 2012” (pp. B-6-B-29), please conform the termination dates for the fee waiver/expense reimbursements to any changes made in the tables of fees and expenses in the Combined Prospectus/Information Statement.

Response: The Trust will make the requested change.

We believe that the foregoing fully responds to your comments. Please call the undersigned at (312) 569-1167 with any questions concerning the foregoing.

Sincerely,

/s/ Veena K. Jain
Veena K. Jain

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Appendix A

Explanation of Why Shareholder Approval of the Reorganization is Not Required

Northern Funds and Northern Institutional Funds are each Delaware statutory trusts. The Delaware Statutory Trust Act provides that a Delaware statutory trust’s governing instrument may grant or withhold from beneficial owners of the statutory trust the right to vote on any matter and further provides that a Delaware statutory trust’s governing instrument may provide that a merger, consolidation, conversion, or sale of assets may be effected without approval of the beneficial owners of the statutory trust. In particular, Section 3806(b)(2) and (b)(4) of the Delaware Statutory Trust Act provides:

A governing instrument may contain any provision relating to the management of the business and affairs of the statutory trust, and the rights, duties and obligations of the trustees, beneficial owners and other persons, which is not contrary to any provision or requirement of this subchapter and, without limitation: …

(3) May provide for the taking of any action, including the amendment of the governing instrument, the accomplishment of a merger, conversion or consolidation, the appointment of one or more trustees, the sale, lease, exchange, transfer, pledge or other disposition of all or any part of the assets of the statutory trust or the assets of any series, or the dissolution of the statutory trust, or may provide for the taking of any action to create under the provisions of the governing instrument a class, group or series of beneficial interests that was not previously outstanding, in any such case without the vote or approval of any particular trustee or beneficial owner, or class, group or series of trustees or beneficial owners:

(4) May grant to (or withhold from) all or certain trustees or beneficial owners, or a specified class, group or series of trustees or beneficial owners, the right to vote, separately or with any or all other classes, groups or series of the trustees or beneficial owners, on any matter, such voting being on a per capita, number, financial interest, class, group, series or any other basis. (emphasis added)

Both Northern Funds and Northern Institutional Funds have almost identical Agreements and Declarations of Trust (each a “Trust Agreement” and together the “Trust Agreements”)), which do not require a shareholder vote on a reorganization unless such vote is required by the 1940 Act. Article VII, Section 1 of each Trust Agreement provides, in part:

Section 1. Voting Powers. The Shareholders shall have the power to vote only with respect to (a) the election of Trustees to the extent and as provided in Section 4 of Article II; (b) the removal of Trustees as provided in Article II, Section 5(d); (c) any matter required to be approved by Shareholders of the Trust or any Series or Class thereof under the 1940 Act; (d) any termination of the Trust to the extent and as provided in Article IX, Section 4; (e) the amendment of this Declaration to the extent and as provided in Article IX, Section 8; (f) the matters referred to in Article IX, Section 12; and (g) such additional matters relating to the Trust as may be required or authorized by law, this Declaration, or the By-Laws, or any registration of the Trust with the Commission or any State, or as the Trustees may consider desirable.

Article II, Section 2 of each Trust Agreement enumerates the powers of the Trustees, and includes the following:

(w) To invest part or all of the Trust Property (or part or all of the assets of any Series), or to dispose of part or all of the Trust Property (or part or all of the assets of any Series) and invest the proceeds of such disposition, in interests issued by one or more of other investment companies or pooled portfolios (including investment by means of transfer of part or all of the Trust Property in exchange for an interest or interests in such one or more investment companies or pooled portfolios) all without any requirement of approval by Shareholders.

Article IX, Section 5(a) of each Trust Agreement further provides:

Reorganization and Master/Feeder. (a) Notwithstanding anything else herein other than the provisions of Article IX, Section 12, a majority of the Trustees may, without Shareholder approval unless such approval is required by applicable federal law, (i) cause the Trust to merge or consolidate with or into one or more trusts, partnerships, associations, corporations or other entities organized under the laws of any jurisdiction, (ii) cause the Shares to be exchanged, under or pursuant to any state or federal statute to the extent permitted by law, or (iii) cause the Trust to incorporate under the laws of Delaware or any other jurisdiction. Any agreement of merger or consolidation or certificate of merger may be signed by a majority of Trustees and facsimile signatures conveyed by electronic or telecommunication means shall be valid.

Rule 17a-8 under the 1940 Act sets forth a number of requirements that a Merger (as defined in Rule 17a-8)1 of affiliated investment companies must satisfy in order for a Merger to be exempt from the affiliated transaction prohibitions contained in Section 17 of the 1940 Act. Each Acquired Fund is a series of the Northern Institutional Funds and each Acquiring Fund is a series of the Northern Funds. Each Acquired Fund and Acquiring Fund have the investment adviser and principal underwriter, and therefore, are affiliates and subject to the requirements of Rule 17a-8 under the 1940 Act. Among the requirements set forth in Rule 17a-8, are a set of four conditions which, if met, allow an investment company to forgo a shareholder vote on a Merger. Specifically, Rule 17a-8 provides that with respect to shareholder approval of a Merger, participation in the Merger by the Merging Company2 that is not a Surviving Company3 (i.e., each Acquired Fund in the case of this Reorganization) must be approved by a vote of a majority of the outstanding voting securities (as provided in section 2(a)(42) of the 1940 Act) unless the following four conditions are met.

(i) No policy of the Merging Company that under section 13 of the 1940 Act could not be changed without a vote of a majority of its outstanding voting securities, is materially different from a policy of the Surviving Company;

(ii) No advisory contract between the Merging Company and any investment adviser thereof is materially different from an advisory contract between the Surviving Company and any investment adviser thereof, except for the identity of the investment companies as a party to the contract;

(iii) Directors of the Merging Company who are not interested persons of the Merging Company and who were elected by its shareholders, will comprise a majority of the directors of the Surviving Company who are not interested persons of the Surviving Company; and

(iv) Any distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the Surviving Company pursuant to a plan adopted in accordance with Rule 12b-1 are no greater than the distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the Merging Company pursuant to such a plan.

[1]	Merger means the merger, consolidation, or purchase or sale of substantially all of the assets between a registered investment company (or a series thereof) and other company.
[2]	Merging Company is defined as any registered investment company (or series thereof) participating in the Merger.
[3]	Surviving Company is defined as a company in which shareholders of a Merging Company will obtain an interest as a result of the Merger.

With regard to this Reorganization, all four conditions are satisfied:

(i) The fundamental investment policies and limitations of each Acquired Fund and Acquiring Fund are identical or nearly identical with immaterial differences.

(ii) Each Acquired Fund and Acquiring Fund are parties to investment advisory contracts that are not materially different (except for the identity of the investment company), although in one case, an Acquiring Fund’s contractual advisory fee rate is lower than the corresponding Acquired Fund’s contractual advisory fee rate.

(iii) Both the Northern Institutional Funds and Northern Institutional Funds are Delaware statutory trusts and have a board of trustees (which are comprised of the same members).

(iv) Neither the Acquired Funds nor the Acquiring Funds are subject to a plan adopted in accordance with Rule 12b-1.

Accordingly, in light of the provisions of the Delaware Statutory Trust Act, the Trust Agreements and Rule 17a-8 under the 1940 Act, no shareholder approval of this Reorganization is required.

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